

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via E-mail
Doug Tiesi
President
RBS Commercial Funding Inc.
600 Washington Boulevard
Stamford, Connecticut 06901

> **Re: RBS Commercial Funding Inc.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2011**
> **File No. 333-177891**

Dear Mr. Tiesi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus supplement to include bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

Other Mortgage Loan Features, page S-26

2. We note on page S-21 in the third bullet point under "General Considerations" your statement that in presenting the disclosures you have "assumed" that all scheduled payments due are timely made. However, we also note on page S-26 in the first bullet point under "Other Mortgage Loan Features" that you make the representation that "no mortgage loan has been thirty days or more past due in the past year." Please revise or explain why you have assumed that all scheduled payments are timely made in light of your representation that there are no mortgage loans that are thirty days past due in the last year.

Limited Information Causes Uncertainty, page S-44

3. Please revise this risk factor in light of the recent changes to Exchange Act Section 15(d), which established ongoing reporting obligations for classes of asset-backed securities. Also refer to new Rule 15d-22(b) of the Exchange Act and SEC Release No. 34-6519 (published on August 17, 2011).

The Mortgage Loans Have Not Been Reunderwritten by Us, page S-50

4. We note on page S-50 of the prospectus supplement you have not reunderwritten the mortgage loans and you have relied on the representations and warranties made by the sponsors, and each sponsor's obligation to repurchase, substitute, or cure a mortgage loan. Please revise to clarify what you mean by the term "reunderwritten." Also, it appears that the risk factor should also include disclosure about what review was performed in compliance with Rule 193. Please revise to include such bracketed language.

Reports to Certificateholders; Available Information, page S-200

5. We note on pages S-200 to S-205 that the Certificate Administrator will be required to provide or make available to the certificateholders certain information. Please clarify if any of this information will be filed on EDGAR or available to the general public on the Certificate Administrator's website.

Item 16., page II-3

6. We note that the legal and tax opinions will be filed by amendment. We may have further comment once such opinions are filed.

Signatures Pages, page 2

7. Please revise the signature page to include the controller or principal accounting officer. Refer to General Instruction V.B. for Form S-3.

Item 17. Undertakings, page II-6

8. You have omitted the undertaking specified in Item 512(i)(2) of Regulation S-K. Please revise to include the undertaking or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Patrick T. Quinn
Cadwalader, Wickersham & Taft LLP